

Eric Lenington · 2nd

Serial Entrepreneur | Investor | Bringing IoT Ideas to Life

Dallas/Fort Worth Area · 500+ connections · **Contact info**

 ObjectSpectrum, LLC

Experience



ObjectSpectrum, LLC
3 yrs 8 mos

Founder and CEO
Apr 2018 – Present · 1 yr 8 mos
Dallas/Fort Worth Area

ObjectSpectrum, LLC provides a unique Application Enablement Platform for Enterprise and OEM IoT deployments. We offer expert professional services to rapidly deliver custom turn-key solutions, as well as support, templates, and powerful tools for your team to build and maintain your own applications.



Founder and Managing Partner
Apr 2016 – Present · 3 yrs 8 mos
Dallas/Fort Worth Area



Advisor and CTO
Back to Space, LLC
Mar 2018 – Present · 1 yr 9 mos
Dallas/Fort Worth Area

Back to Space (BTS) was built for a critical mission--taking the next generation to new frontiers. What began as the brainchild of Danielle Roosa, granddaughter of Apollo 14 astronaut Stuart Roosa, has evolved into a movement to honor American heroes, advance educational opportunities, and ignite the explorer in all of us.

Founder and Managing Partner
24x8, LLC
Jan 2008 – Present · 11 yrs 11 mos
Dallas/Fort Worth Area

24x8, LLC provides technology services and management consulting to our portfolio companies.

Intelemedia Communications, Inc.
26 yrs 8 mos



Co-Founder and Board Member
Apr 1993 – Present · 26 yrs 8 mos
Dallas/Fort Worth Area

Intelemedia Communications, Inc. offers a portfolio of advanced analytics for contact centers, designed to increase sales, profits and efficiencies, while enhancing the customer experience.



Co-founder and CEO
Apr 1993 – Dec 2007 · 14 yrs 9 mos
Dallas/Fort Worth Area

Founder and General Partner
Callbutton, LLC
Dec 1998 – May 2017 · 18 yrs 6 mos
Greater Seattle Area

Callbutton, LLC, a pioneer in Click-to-Call technology, connects the on-line experience to the contact center and provides detailed analysis and reporting for sales training, lead management and media tracking.

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Education

Stagen Leadership Institute
2003 – 2004

Skills & Endorsements

Start-ups · 75

Endorsed by **Alexander Muse and 8 others who are highly skilled at this**

Endorsed by **12 of Eric's colleagues at Intelemedia Communications**

Entrepreneurship · 52

Endorsed by **Arlo Gilbert and 5 others who are highly skilled at this**

Endorsed by **9 of Eric's colleagues at Intelemedia Communications**

Telecommunications · 37

Endorsed by **Ed Hightower, who is highly skilled at this**

Endorsed by **12 of Eric's colleagues at Intelemedia Communications**

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Recommendations

Received (2) Given (6)

Malcolm Bowman
Director of Customer Applications Development at Intelemedia Communications
December 30, 2007, Malcolm reported directly to Eric

Eric Lenington is quite possibily the most brilliant person that I have ever known. His ability to absorb knowledge, multitask, and develop new skills, plan, and execute has completely redefined my understanding of what one person is capable of accomplishing. Eric is one of only two people that h... **See more**

Todd Luong
Dallas, Texas REALTOR®, Real Estate Agent with William Davis Realty, N. Dallas Suburbs, Plano, Frisco, Allen, McKinney
December 22, 2006, Todd reported directly to Eric

There are few CEOs out there with the energy like Eric who can juggle all the different things needed to make a company successful. From product development to business development, Eric is still able to provide extraordinary leadership and guidance to all those he is responsible for, his pe... **See more**

